United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 7, 2007

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 7, 2007, MGE Energy, Inc. (the Company) issued a press release announcing its second-quarter 2007 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

Not applicable.

(b) Pro forma financial information:

Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on August 7, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: August 7, 2007

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 7, 2007

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on August 7, 2007.

Exhibit 99.1

NEWS

MGE Energy Reports Second-Quarter Earnings

Madison, Wis., Aug. 7, 2007—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended June 30, 2007, of $10.0 million or 47 cents per share, compared to $7.1 million or 34 cents per share during the same period in the prior year.

A major factor contributing to the earnings for the second quarter was sales growth at the utility. During the three months ended June 30, 2007, retail gas deliveries increased 10.3% and retail electric deliveries increased 3.0% from those in the same period in the prior year. These increases represent increased usage in the residential, commercial and industrial customer classes. The benefit of the increased utility volumes on earnings was partially offset by an increase in the per-unit cost of both natural gas and purchased power. Sales for resale volumes also increased during this period.

Also contributing to higher earnings was an increase in revenues from MGE Energy's other subsidiaries. As a result of additional carrying costs earned on the Elm Road project, MGE Energy's nonregulated revenues for the three months ended June 30, 2007, were $0.4 million higher than those for the same period in the prior year.

During the three months ended June 30, 2007, interest expense decreased $0.7 million and other income increased $0.4 million when compared to the same period in the prior year.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric Co., generates and distributes electricity to nearly 135,000 customers in Dane County, Wis., and purchases and distributes natural gas to more than 138,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy Inc.

(In thousands, except per-share amounts)
(Unaudited)

	2007	2006
Three Months Ended June 30		
Operating revenue	$110,545	$99,721
Operating income	$16,723	$13,839
Net income	$9,966	$7,051
Earnings per share (basic and diluted)	$0.47	$0.34
Weighted average shares outstanding (basic and diluted)	21,375	20,468
Six Months Ended June 30		
Operating revenue	$278,431	$258,306
Operating income	$38,356	$34,698
Net income	$22,268	$18,567
Earnings per share (basic and diluted)	$1.05	$0.91
Weighted average shares outstanding (basic and diluted)	21,201	20,461

# # #

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
E-mail: skraus@mge.com